EXHIBIT 99.3

Indonesia Energy Corporation Reports Financial Results
for the First Half of Fiscal Year 2020

IEC continues its implementation of drilling and exploration strategies notwithstanding global challenges, including plans to drill an anticipated 18 new wells at Kruh Block over the next few years

JAKARTA, INDONESIA AND DANVILLE, CA, Tuesday, September 29, 2020 - Indonesia Energy Corporation (NYSE American: INDO) ("IEC" or the "Company"), an oil and gas exploration and production company focused on Indonesia, today announced its financial results for the six months ended June 30, 2020.

The COVID-19 pandemic has caused global social and economic disruption, including significantly affecting oil and gas companies worldwide. IEC’s financial and operational results for the six months ended June 30, 2020 reflects the effect of the COVID-19 pandemic and significant reductions in oil and gas prices. While IEC’s previously announced planned new drilling in IEC’s production asset (called Kruh Block) has been delayed, IEC still expects to commence the first new well drilling in Kruh before the end of this calendar year, and to continue new drilling over the next few years, with a total of 18 new wells anticipated. This activity is expected to significantly increase oil production and cash flow for IEC.

Total oil production by IEC from its production asset Kruh Block for the six months ended June 30, 2020 was 36,608 barrels, a natural decline of 10,642 barrels for the same period in 2019 due to the decrease in reservoir pressure during the primary production phase for the four existing wells in the block. Revenues were $1.02 million for the six months ended June 30, 2020, a decrease of $1.18 million. This decline was due to a significant drop in the price for crude oil realized by IEC and to the decline in production. The crude oil price realized by IEC from its production decreased approximately 40% from an average price of $62.70 per barrel for the six months ended June 30, 2019 to $37.41 per barrel for the same period in 2020.

Commenting on IEC’s results of operations, Mr. Frank Ingriselli, IEC's President commented "Because of our company’s strong cash balance and our low cost of production, we have continued producing in our existing Kruh wells and believe we have thus been able weather the unprecedented global economic and health crisis. This paves the way for our planned drilling of new production wells at Kruh, which has the potential to significantly increase our production and cash flow. Also, our drilling operations are expected to decrease production costs to below $20.00 per barrel. All these factors should contribute to our near and long-term goal of maximizing production from the Kruh Block and augmenting shareholder value."

Commenting on IEC’s production, new drilling and exploration activities, Dr. Charlie Wu, IEC’s Chief Operating Officer, commented “The COVID-19 pandemic and prolonged Indonesian government slow down on work activity have delayed the preparation of our previously announced Kruh drilling program. We have updated our drilling schedule and we plan to drill 1 well before the end of 2020, 4 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells over four years. While we have been delayed somewhat in our Kruh drilling schedule due to circumstances for the most part beyond our control, overall, we do not expect this to have a significant impact on our project well economics in the future”.

Dr. Wu further commented: “In addition, our work and strategy for our large exploration block Citarum remains ongoing. We are currently processing environmental permits for conducting two-dimensional seismic data. We are also working with the Indonesian government in implementing a relatively new technology in Indonesia for collecting seismic data, the use vibroseis, which we plan to test in the eastern part of the Citarum block in the fourth quarter of 2020.”

For further information regarding IEC’s results of operations for the six months ended June 30, 2020, please see IEC’s Report on Form 6-K which will be filed with the U.S. Securities and Exchange Commission.

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (1,000,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, when used in the preceding discussion, the words "estimates," "believes," "hopes," "expects," "intends," "plans," "anticipates," or "may," and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts, and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of the IEC's control, that could cause actual results (including, without limitation, the anticipated results of IEC’s future exploration and production activities as described herein) to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission (SEC). Copies of the Company’s SEC reports are available on the SEC's website, www.sec.gov, as well as the Company’s website, www.indo-energy.com. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com